May 13, 2016

Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Total Income+ Real Estate Fund, File Nos. 333-181176 and 811-22710

Dear Ms. DiAngelo Fettig:

You provided oral comments with respect to the Annual Report to Shareholders on Form N-CSR for the year ended September 30, 2015 (the "Annual Report"), for the Total Income+ Real Estate Fund (the "Fund"). Please find below the Fund’s responses to those comments, which the Fund has authorized Thompson Hine, LLP to make on its behalf.

We have set forth below, the text of each comment made by the Securities and Exchange Commission’s Staff (the “Staff”), followed by the Fund’s responses:

General

Comment 1.	Please include the Tandy representations in your responses.
Response:	The Tandy representations are included below.

NT-NSAR

Comment 2.	The Staff notes that a Form NT-NSAR was filed on November 30, 2015 and included the following explanation:

“The Independent Registered Public Accounting Firm has not released the Internal Control Letter in connection with the NSAR filing. It is expected that the Internal Control letter will be forthcoming following the completion of additional audit procedures being performed on the underlying holdings of the Fund.”

Pursuant to Rule 12b-25(c) under the Exchange Act of 1934, if the delay in filing of the N-SAR was due to the independent public accounting firm, such filing should have had a letter (attached as an exhibit) from the firm certifying the reasons for the delay.

May 13, 2016

Response:	The Fund undertakes that it will file an amended Form NT-NSAR to include the certification from its independent registered public accounting firm as required by Rule 12b-25(c).

N-CSR

Comment 3.	The Staff notes that the audit opinion was dated December 9, 2015 and, therefore, it would appear that the annual report could not have been transmitted to shareholders within 60 days following the end of the fiscal year as required under Rule 30e-1 of the Investment Company Act of 1940 (“1940 Act”). Please confirm whether the Fund was in compliance with Rule 30e-1.

Response:	The Fund acknowledges the Staff’s comment and confirms that it did not commence transmittal of its annual report within the timeline required under Rule 30e-1. The Fund has been working closely with its service providers and independent registered accounting firm to enhance its reporting procedures to assure timely filing and mailing of all Fund documents, forms and reports in the future.

Comment 4.	The Staff was unable to agree the Fund’s financial returns shown in the growth of $10,000 graph to the financial highlights. Please explain.
Response:	The Fund notes that the net asset values and total returns disclosed in the financial highlights have been retroactively adjusted in accordance with Generally Accepted Accounting Principles to account for application of the practical expedient in valuing the Fund’s investments in Private Equity Real Estate Securities at their reported NAVs (net asset values). The performance figures disclosed in the Growth of $10,000 graph and table are based on the unadjusted net asset values used to process daily shareholder transactions. This is disclosed in Footnote (h) to the Financial Highlights and further discussed in the section entitled “Valuation of Private Equity Real Estate Securities” under Note 2 of the Financial Statements, as shown below:

Valuation of Private Equity Real Estate Securities – The Fund invests a significant portion of its assets in Private Equity Real Estate Securities (“Private ERES”). The Private ERES measure their investment assets at fair value, and report a NAV per share on a calendar quarter basis. In accordance with Accounting Standards Codification (‘ASC”) 820, the Fund has elected to apply the practical expedient and to value its investments in Private ERES at their respective NAVs at each quarter. For non-calendar quarter-end days, the Valuation Committee estimates the fair value of each

May 13, 2016

Private ERES by adjusting the most recent NAV for each REIT by the change in a proprietary benchmark that the Valuation Committee has deemed to be representative of the entire Private ERES market. As of September 30, 2015, all of the Fund’s investments in Private ERES were valued at the respective NAVs of the Private ERES.

Statement of Assets and Liabilities

Comment 5.	If any open payables to Trustees exist, please include disclosure of such in future filings pursuant to 6-04(12) of Regulation S-X.
Response:	The Fund notes that no open payables to Trustees existed as of the date of the annual report and confirms that for all future filings, any open payables to Trustees will be disclosed as a line item in the Fund’s Statement of Assets and Liabilities.
Comment 6.	The Staff notes that there was a small amount of loan payables at the end of the fiscal year. In future filings, please include disclosure required by 6-04(13)(b) of Regulation S-X. In addition, please explain the how the Fund sufficiently discloses the limits and coverage requirements related to this loan payable in its prospectus.
Response:	The Fund confirms that for all future filings, the Fund will provide the disclosure required by 6-04(13)(b) of Regulation S-X.

In addition, the minimal amount of “loan payable” outstanding as of year-end consisted of short-term credit not utilized for leverage or as part of the Fund’s investment strategy. With this context, the Fund believes the disclosure contained in its prospectus, specifically that “the Fund intends to limit its borrowing to an amount that does not exceed 33 1/3% of the Fund’s gross asset value”, sufficiently meets the disclosure requirements of Form N-2 related to this line item. The Fund believes that this payable was not a class of senior securities as anticipated by Item 8(3) of Form N-2 and accordingly, additional disclosure regarding the effects of leverage is not required.

Comment 7.	In the Fund’s previous response letter dated August 21, 2015 to the Staff’s comments on the Form N-CSR for the year ended September 30, 2014, the Fund noted that it would consider posting its Rule 19a-1 notifications sent to shareholders to its website. Please provide an update on the status of this consideration.

May 13, 2016

Response:	The Fund notes that, in response to the Staff’s previous comment, the Fund reviewed whether posting Rule 19a-1 notifications on its website would provide clear information to investors.

As required by the rule, the Fund’s administrator provides Rule 19a-1 notifications to all shareholders by mail quarterly, with both quarterly and year to date information included. When the Rule 19a-1 notification are received, the Fund’s adviser has indicated that it generally receives numerous questions regarding differences between the notification and what was reported on the shareholders’ Form 1099. This confusion is often related to the fact that the amounts indicated in the Rule 19a-1 notifications as return of capital may not equal the amounts that the shareholder may consider as return of capital for tax purposes.

This is related in part to timing issues, as, on the Rule 19a-1 notifications, the Fund reports the year-to-date return of capital amounts according to its fiscal year, which ends on September 30, and not on a calendar year basis as many shareholders report for tax reporting purposes.

In addition, three of the four quarterly Rule 19a-1 notifications may be based on estimates, as, for these notifications, the Fund may not have access to the details of its underlying holdings’ tax reports which are only produced on an annual basis. These tax reports are needed to determine the actual percentage of the distributions that may represent return of capital, requiring the Fund to estimate the amounts using the information available to it at such time.

Due to these reasons, the Fund believes that posting its Rule 19a-1 notifications on its website would only confuse these issues and has determined that it is in the best interest of its shareholders to disseminate this information directly.

Comment 8.	With respect to the Fund’s unfunded commitments, please represent in your response that the Fund’s assets will be sufficient to cover the unfunded commitments and discuss how the Fund expects to be able to cover these commitments going forward.
Response:	The Fund represents to the Staff that it has a reasonable belief that its assets will provide adequate coverage to satisfy its unfunded commitments. The Fund’s portfolio managers and senior members of the Fund’s investment adviser (including members of the investment committee) closely monitor the status of the Fund’s unfunded commitments and regularly review the level of the unfunded commitments relative to its then available liquidity. The Fund’s investment team also works closely with the managers of the investment

May 13, 2016

vehicles to plan for future capital calls and to ensure that the Fund has the liquid assets to fund its unfunded commitments. Further, the Fund is evaluating the addition of a line of credit that may provide further utility in satisfying unfunded commitments as they are called.

Comment 9.	With respect to the recoupment of fees under the Fund’s expense limitation, please ensure that the disclosure is consistent going forward between the prospectus and annual report in ensuring that the disclosure states that recoupment would only be possible if it the Fund’s expense limit does not exceed the limitation in place at the time that the fees were waived. Please also ensure that the Fund’s expense limitation agreement takes this provision into account.
Response:	The Fund confirms that it will ensure that the disclosures are consistent between the Fund’s annual report, prospectus, and agreement going forward and contains the disclosure that recoupment is only allowed if the Fund’s expense limit does not exceed the limitation in place at the time that the fees were waived.
Comment 10.	With respect to the quantitative inputs used to calculate the fair value of Level 3 securities, the November 8, 2012 minutes of the AICPA Expert Panel provides that when the inputs have a wide range, it may be appropriate to disclose the weighted average of the unobservable inputs and bifurcate the amount valued by valuation methodology. Please consider including these disclosures in future reports.

Response:	The Fund will disclose the weighted average of the unobservable inputs and will bifurcate the amount valued by valuation methodology, to the extent appropriate, in future shareholder reports.

Item 2-12 of N-CSR

Comment 11.	In its response to Item 4(e)(2), the Fund noted that 100% of services were pre-approved by the audit committee, but the requirement is to state the percentage of services where the audit committee’s pre-approval policies were waived. In future filings, please ensure that the Fund discloses the percentage of services where the audit committee’s pre-approval policies were waived.
Response:	The Fund notes that all of the services described Item 4(a)–4(d) were pre-approved by the Fund’s audit committee and agrees with the Staff that the percentages in Item 4(e)(2) should have been zero. The Fund will include the correct percentage for the services described in these paragraphs in future filings.

May 13, 2016

Comment 12.	For Item 8(a)(1), going forward, please include the date that the information was provided.
Response:	The Fund confirms that the date will be provided going forward.
Comment 13.	For Item 8(a)(3), going forward, please consider enhancing the disclosure of the structure and methods used to determine the portfolio managers’ compensation to include the specificity required by the Form.
Response:	The Fund believes that its existing disclosure under Item 8(a)(3) accurately describes the compensation structure of its portfolio managers. Nonetheless, the Fund will further review and revise its disclosure to describe more clearly the compensation structure of the portfolio managers, if necessary.
Comment 14.	Please explain why Item 9 “Purchases of Equity Securities by Closed-End Management Investment Company and Affiliated Purchasers.” was marked not applicable.
Response:	The Fund notes that Item 9 requires a closed-end management investment company to provide certain information with respect to any purchase made by or on behalf of such investment company of shares or other units of any class of the investment company’s equity securities that is registered by the registrant pursuant to Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”). Because the Fund does not have any shares registered under Section 12 of the Exchange Act, the Fund respectfully submits that Item 9 is inapplicable.

Prospectus

Comment 15.	The Staff notes that instruction 6 to Item 3 of Form N-2 states that issuers should note in a footnote to the fee-table that other expenses are estimated. Please respond as to whether the Fund will include in the future or why it does not believe that this is applicable.
Response:	The “other expenses” shown in the Fund’s fee table are determined through actual historical amounts from the previous year in the manner similar to open end funds. The Fund’s interval fund structure, under which the Fund continuously offers shares (similar to an open-end investment company), differs from many closed-end investment companies that hold offerings at irregular intervals and thus may have greatly different expenses year over year. This fact requires that non-interval closed-end investment companies estimate the amount of other expenses for the fee table as they are not able to rely on historical amounts like the Fund and open-end investment companies can. The Fund believes that including a footnote that states that other expenses are

May 13, 2016

estimated may be misleading to investors who may assume that such amounts are not based on actual historical amounts and rather approximations of future expenses. As Form N-1 does not require open-end investment companies to provide this disclosure, accordingly, the Fund respectfully submits its belief that the disclosure would not be applicable to the Fund.

The Fund has authorized me to convey to you that the Fund acknowledges the following:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Chris Moore at (614) 469-3266.

Sincerely,

/s/ Christopher Moore

Christopher Moore